SJ

20004246

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liora Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Wianno Road
(No. and Street)

Yarmouth Port MA 02675
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Rd Suite 218 Margate FL 33063
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jacqueline C Beckwith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liora Partners, as of February 5th, 2020, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

DIRECTOR
Title

[Signature: Linda L Shultz]
Notary Public

LINDA L. SHULTZ
MY COMMISSION # GG 328446
EXPIRES: May 7, 2023
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Liora Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liora Partners, LLC as of December 31, 2019, the related statements of income (loss), changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Liora Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liora Partners, LLC's management. Our responsibility is to express an opinion on Liora Partners, LLC financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Liora Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of Liora Partners, LLC financial statements. The supplemental information is the responsibility of Liora Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Liora Partners, LLC's auditor since 2019.

Assurance Dimensions
Margate, Florida
February 7, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2019

Contents

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2019
ASSETS	
CURRENT ASSETS:	
Cash and Equivalents	$ 26,378
Accounts Receivable	105,250
TOTAL CURRENT ASSETS	131,628
TOTAL ASSETS	$ 131,628
LIABILITIES AND MEMBERS' CAPITAL	
CURRENT LIABILITIES:	
Accrued Expenses	$ 31,240
TOTAL CURRENT LIABILITIES	31,240
MEMBER'S CAPITAL	100,388
TOTAL LIABILITIES AND MEMBER CAPITAL	$131,628

The accompanying notes are an integral part of this financial statement.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF INCOME (LOSS)

	Year Ended December 31, 2019
REVENUE	$ 103,574
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:	
Professional Expenses	47,285
Payroll & Related Expenses	44,167
Travel and Entertainment	30,013
General and Administrative	7,758
Business Development	3,769
Utilities	1,609
TOTAL EXPENSES	134,601
INCOME (LOSS) FROM OPERATIONS	(31,027)
INTEREST INCOME	1
NET LOSS	$ (31,026)

The accompanying notes are an integral part of this financial statement.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year Ended December 31, 2019

	Paid-In Capital	Accumulated Earnings	Members' Distributions	Totals
Beginning Balance, 12/31/18	$ 75,000	$6,494,655	$(6,438,241)	$ 131,414
Add: Net Loss	-	(31,026)	-	(31,026)
Ending Balance, 12/31/19	$ 75,000	$6,463,629	$(6,438,241)	$100,388

The accompanying notes are an integral part of this financial statement.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF CASH FLOWS

		Year Ended December 31, 2019
Net Loss	$	(31,026)
Adjustments to Reconcile Net Loss to Net Cash (Used for) Provided by Provided by Operating Activities:		
Decrease in Accounts Receivable		332,250
Decrease in Prepaid Expenses		2,400
Decrease in Accrued Expenses		(288,760)
Total Adjustments		45,890
Net Cash (Used for) Provided by Operating Activities	$	14,864
NET CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Members		-
Net Cash (Used for) Financing Activities		-
NET INCREASE IN CASH AND EQUIVALENTS		14,864
CASH AND EQUIVALENTS, Beginning of Year		11,514
CASH AND EQUIVALENTS, End of Year	$	26,378

The accompanying notes are an integral part of this financial statement.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2019

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board (FASB), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2019, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements such estimates include the allowance for doubtful accounts.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety (90) days or less to be cash equivalents. As of December 31, 2019 our Company did not have any cash equivalents.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Revenue Recognition

All revenue, recorded in accordance with ASC 606, is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time or point in time.

The majority of our revenue arrangements generally consist of two performance obligations (1) consulting regarding our clients' capital raising efforts and (2) introductions to potential investors in our clients' funds or companies. Our fees are allocated to each performance obligation as follows: consulting fee is earned and recorded over the period of consulting contract and a success fee is earned when one of the potential investors we introduce closes an investment in the private placement. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

5. Allowance for Doubtful Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are charged against the reserve in the year that the account is determined to be uncollectible. For the years ended December 31, 2019, management has determined that no reserve for uncollectible accounts is necessary.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2019

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). In 2016, the LLC elected to be taxed as an 'S' Corporation effective for the tax year ended December 31, 2016. Income or losses of the Company are includable in the Members' individual income tax returns. Accordingly, there are no provisions for income taxes included in these financial statements.

Management has reviewed its income tax positions taken when completing the Company's income tax filings, and has determined that no reserve for uncertain tax positions is required.

Tax returns for the prior three fiscal years are subject to examination by taxing authorities. Management is unaware of any ongoing or pending examinations of its tax returns for these periods

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on January 1, 2019. The Company does not have any leases that meet the criteria and therefore no impact was noted to the financial statements as of December 31, 2019. Other accounting standards, which have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date, are not expected to have a material impact on our financial statements.

C. CONCENTRATION OF CREDIT RISK:

During the year ended December 31, 2019, the Company's accounts receivable and revenue were derived from two customers.

The Company maintains its cash in various accounts that, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents. As of December 31, 2019, the Company did not have any cash that exceeded the federally insured limit.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of the higher of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $26,378 that is in excess of its required net capital. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0 to 1.

E. 401(K) RETIREMENT PLAN:

The Company sponsors a 401(K) plan that provides either a matching contribution up to 3% of each employee's pay or a non-elective contribution of 2% of each eligible employee's pay. For the years ended December 31, 2019, the Company's contributions amounted to $0.

F. COMMITMENTS AND CONTINGENCIES

In 2017 the Company realized a success fee of $1,000,000 to be paid quarterly over the subsequent two to three years. Of that amount, one half, or $500,000 less expenses, was to be paid to former member, Margaret Caldwell. Margaret was paid $180,000 in 2018 and $288,760 in 2019. Less expenses of $46,163, the current amount owed to Margaret is $31,240, as reflected in the accrued expenses.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2019

F. COMMITMENTS AND CONTINGENCIES (Continued)

Lake Whillans opted to extend their payment schedule resulting in additional payments of $250,000 to be paid from their carried interest when, and if, they receive carried interest. The Company cannot guarantee that it will be paid this additional revenue and therefore has not recorded any additional income associated with this in 2019.

G. SUBSEQUENT EVENTS:

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements and has determined that there were no additional disclosures required through February 7, 2020.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2019
Net Capital:	
Total Member's Capital	$ 100,388
Add Non Aggregate Indebtedness	31,240
Deduct Nonallowable Assets:	
Accounts Receivable	(105,250)
Net Capital	$ 26,378
Computation of Basic Net Capital Requirement:	
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000
Excess of Net Capital over Requirement	$ 21,378
Excess Net Capital at 100% (Net Capital - 10% of Aggregate Indebtedness)	$ 21,378
Ratio: Aggregate Indebtedness to Net Capital	0 to 1

See the Report of Independent Registered Public Accounting Firm.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31, 2019
Member's Capital Reported in Preliminary Focus Report	$ 100,388
Total Member's Capital	$ 100,388
Non-Allowable Assets Reported in Preliminary Focus Report	(105,250)
Non-Allowable Assets & Non- Aggregate Indebtedness	$31,240
NET CAPITAL	$ 26,378

No material differences exist between the audited computation of net capital and the unaudited net capital as reported on the Company's amended and refiled focus report for the year ended December 31, 2019.

See the Report of Independent Registered Public Accounting Firm.

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2019

Liora Partners, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(i) of the Rule.

Liora Partners, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.
B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

LIORA
PARTNERS
Jacqui Beckwith MANAGING DIRECTOR

149 Las Brisas Circle, Hypoluxo, FL 33462
+ 978 283 4681 I E: jacqui@liorapartners.com I www.liorapartners.com

January 23, 2020

LIORA PARTNERS, LLC
(A Delaware Limited Liability Company)

EXEMPTION UNDER RULE 15c3-3

Year Ended December 31, 2019

The Company claims exemption under the provisions of Rule 15c3-3(k)(2) (i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.

The Company met the exemption provisions of Rule 15c-3(k)(2) (i) from January 1, 2019 to December 31, 2019 without exception.

Jacqueline Beckwith

Jacqueline Beckwith
Liora Partners, LLC
Managing Member

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM- – EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Liora Partners, LLC:

We have reviewed management's statements, included in the accompanying Liora Partners, LLC, in which (1) Liora Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liora Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Liora Partners, LLC stated that Liora Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Liora Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Liora Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 7, 2020

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

LIORA PARTNERS Jacqui Beckwith MANAGING DIRECTOR

149 Las Brisas Circle, Hypoluxo, FL 33462
+ 978 283 4681 I E: jacqui@liorapartners.com I www.liorapartners.com

February 7, 2020

Assurance Dimensions, Inc.
2000 Banks Road, Suite 218
Margate, FL 33063

This representation letter is provided in connection with your audit of the financial statements of Liora Partners, LLC., which comprise the statement of financial condition as of December 31, 2019 and the related statements of income (loss), changes in member's capital and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 7, 2020 the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 19, 2019, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. We confirm that there were no meetings held during the year and subsequently through to this date.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements. We confirm that during the year ended December 31, 2019 and subsequently to the date of this letter there are no know litigation, claims or assessments. We confirm that based on the status of the claims disclosed, given they are still in discovery stage, there is no accruals deemed necessary for possible litigation or settlement costs.

- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*(link) .
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, implicit provisions, unstated business conventions, or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (exemption) ("Supplemental Information"). We believe Supplemental Information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. There were no significant assumptions or interpretations underlying the measurement or presentation of the supplemental information.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions other that what has been provided and nothing additional has been received subsequently.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2019 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2019.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, Liora Partners, LLC., is operating under the k(2)(i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities",, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance

functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2019.
- Net capital computations prepared by us during the period January 1, 2019 through December 31, 2019 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2019 or during the period January 1, 2019 through December 31, 2019, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- We have fully disclosed to you all sales terms and our revenue recognition policy and agreed that we properly comply with the policy. We have evaluated the impact of adopting the new revenue recognition standard ASC-606 Revenue from Contracts with Customer, and as a result of the evaluation performed, the Company noted that there are no changes to the timing and recognition of revenue.
- We confirm the Company may have to refund the additional income received in January 2020 from Lake Whillans and we confirm that the variable consideration associated with the deal was estimated as $0.
- We confirm that all travel and entertainment related expenses were business related and were incurred on behalf of the business. Certain travel expenses incurred related to client building relationships to provide the Company with future contracts and relationships. We further confirm that other expenses paid through personal credits and reimbursed by the Company were for legitimate business expenses.
- There are no outstanding past due PCAOB accounting support fees.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Jacqueline Beckwith

Title: Jacqui Beckwith, CEO

Signature: Jane Morris McColl

Title: Jane Morris, FINOP